

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2020

Sandra Gardiner
Chief Financial Officer
Pulse Biosciences, Inc.
3957 Point Eden Way
Hayward, California 94545

> **Re: Pulse Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 14, 2020**
> **File No. 333-246346**

Dear Ms. Gardiner:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laura Crotty at (202) 551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andrew Hoffman